CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025

(Unaudited)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Expressed in thousands of United States dollars (Unaudited)

As at	Note	June 30, 2025	December 31, 2024
ASSETS
Current
Cash and cash equivalents		$28,594	$14,521
Receivables, prepaids and other assets	7	2,882	1,733
Inventories	8	23,488	11,087
Gold stream derivative asset		19	33
Total current assets		54,983	27,374

Inventories	8	10,541	9,711
Other assets	7	344	235
Restricted cash	6(a)	1,758	-
Mining interest, plant and equipment	9	76,699	69,762
TOTAL ASSETS		$144,325	$107,082
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	10	$15,431	$14,798
Term loans and derivative liabilities	11	312	1,803
Deferred gain on sale of mineral interest	11	301	-
Total current liabilities		16,044	16,601

Accrued liabilities	10	1,247	1,165
Provision for reclamation and rehabilitation	12	19,330	4,363
Deferred income taxes	19	5,755	3,224
Deferred gain on sale of mineral interest	11	555	-
Term loans and derivative liabilities	12	4,944	4,806
Total liabilities		47,875	30,159

Shareholders' equity
Share capital	13	124,707	121,778
Contributed surplus	13	15,641	16,321
Accumulated other comprehensive income		2,480	2,837
Deficit		(46,378)	(64,013)
Total shareholders' equity		96,450	76,923
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$144,325	107,082

Events after the reporting period (Note 21)

Contingency (Note 6)

Commitment (Note 9 (b))

Approved by the Board of Directors on August 19, 2025

"John Hick", Audit Committee Chair	"Akiba Leisman", Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME Expressed in thousands of United States dollars (Unaudited)

		For the three months		For the six months
		ended June 30,		ended June 30,
	Note	2025	2024	2025	2024
Revenue		$38,709	$28,063	$70,484	$47,224
Production services revenue	14(c)(ii)	6	215	19	263
		38,715	28,278	70,503	47,487
Cost of sales
Production costs		(17,315)	(9,763)	(30,719)	(17,712)
Depreciation, depletion and amortization		(2,413)	(1,952)	(4,014)	(4,150)
		(19,728)	(11,715)	(34,733)	(21,862)
Gross profit		18,987	16,563	35,770	25,625
Exploration and evaluation expenses		(2,209)	(179)	(3,739)	(875)
General and administrative expenses	17	(2,603)	(3,023)	(4,304)	(4,816)
Other income (expense)
Accretion and interest expense	18	(421)	(254)	(703)	(385)
Change in fair value of derivative liability	11(b)(c)	8	(925)	(261)	(1,300)
Loss on gold stream derivative asset		(3)	(260)	(14)	(250)
Loss on settlement of reclamation liability	12(b)	-	-	-	(94)
Gain on elimination of Contingent Consideration	6 (b)	1,000	-	1,000	-
Foreign exchange gain (loss)		1,025	(47)	506	(135)
Interest income		13	23	17	37
Income before income taxes		15,797	11,898	28,272	17,807
Income tax expense	19	(4,448)	(3,130)	(7,498)	(3,690)
Deferred tax expense	19	(2,531)	-	(2,531)	-
Income for the period		$8,818	$8,768	$18,243	$14,117
Other comprehensive income
Income for the period		8,818	8,768	18,243	14,117
Items subject to reclassification into statement of income:
Foreign currency translation adjustment		(868)	16	(357)	109
Other comprehensive income for the period		(868)	16	(357)	109
Comprehensive income for the period		$7,950	$8,784	$17,886	$14,226
Basic income per common share		$0.11	$0.13	$0.23	$0.22
Diluted income per common share		$0.11	$0.13	$0.23	$0.21
Weighted average common shares outstanding - basic (thousands)		79,701	65,129	79,383	65,420
Weighted average common shares outstanding - diluted (thousands)		81,327	67,334	81,009	66,831

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY Expressed in thousands of United States dollars (Unaudited)

	Number of shares (000s)	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total
Balance at December 31, 2023	65,551	$87,869	$12,552	$1,324	$(81,117)	$20,628
Shares cancelled (NCIB)	(1,378)	(1,744)	-	-	(1,394)	(3,138)
Shares issued on exercise of options	287	472	(126)	-	-	346
Common shares issued on RSU vesting	49	104	(104)	-	-	-
Common shares issued to settle reclamation liability	298	460	-	-	-	460
Capital contribution (Note 11 (a))	-	-	2,088	-	-	2,088
Share-based compensation	-	-	576	-	-	576
Net loss	-	-	-	-	14,117	14,117
Other comprehensive income	-	-	-	109	-	109
Balance at June 30, 2024	64,807	$87,161	$14,986	$1,433	$(68,394)	$35,186
Shares cancelled (NCIB)	(619)	(906)	-	-	(654)	(1,560)
Shares issued on exercise of options	1,480	2,963	(790)	-	-	2,173
Common shares issued on RSU vesting	346	400	(400)	-	-	-
Shares issued on exercise of warrants	4	10	(4)	-	-	6
Common shares, replacement options and warrants issued on the acquisition of Goldsource	13,160	32,049	2,185	-	-	34,234
Common shares issued on DSU vesting	71	101	(101)	-	-	-
Share-based compensation	-	-	445	-	-	445
Net income	-	-	-	-	5,035	5,035
Other comprehensive income	-	-	-	1,404	-	1,404
Balance at December 31, 2024	79,249	$121,778	$16,321	$2,837	$(64,013)	$76,923
Shares cancelled (NCIB)	(535)	(749)	-	-	(608)	(1,357)
Shares issued on exercise of options	474	1,584	(570)	-	-	1,014
Shares issued on exercise of warrants	794	2,088	(682)	-	-	1,406
Common shares issued on RSU vesting	4	6	(6)	-	-	-
Share-based compensation	-	-	578	-	-	578
Net income	-	-	-	-	18,243	18,243
Other comprehensive loss	-	-	-	(357)	-	(357)
Balance at June 30, 2025	79,986	$124,707	$15,641	$2,480	$(46,378)	$96,450

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in thousands of United States dollars (Unaudited)

		For the three months		For the six months
		ended June 30,		ended June 30,
	Note	2025	2024	2025	2024
Operating activities
Income for the period		$8,818	$8,768	$18,243	$14,117
Non-cash items:
Accretion and interest expense		419	251	699	378
Depreciation, depletion and amortization		2,498	1,995	4,180	4,236
Deferred income tax		2,531	-	2,531
Lease interest		3	3	5	7
Loss on settlement of reclamation liability		-	-	-	94
Gain on elimination of Contingent Consideration		(1,000)	-	(1,000)	-
Change in fair value of derivative liability		(8)	925	261	1,300
Loss on gold stream derivative asset		3	260	14	250
Interest income - accrued		2	-	-	-
Share-based payments		431	330	578	576
Unrealized foreign exchange (gain) loss		(899)	(5)	(395)	88
		$12,798	$12,527	$25,116	$21,046
Changes in non-cash working capital	16	5,942	(4,029)	(188)	(7,313)
Restricted cash - refunded		1,503	-	1,503	-
Net cash provided by operating activities		20,243	8,498	26,431	13,733
Investing activities
Acquistion of EG Acquisition LLC, proceeds paid		-	-	(6,489)	-
Acquistion of EG Acquisition LLC, cash acquired		-	-	346	-
Acquistion of EG Acquisition LLC, transaction costs		(110)	-	(351)	-
Sailfish Silver Option Payment		1,000	-	1,000	-
Expenditures on mining interest, plant and equipment		(3,909)	(2,601)	(6,300)	(3,590)
Net cash used in investing activities		$(3,019)	$(2,601)	$(11,794)	$(3,590)
Financing activities
Purchase of common shares - NCIB		-	(2,927)	(1,357)	(3,138)
Proceeds from exercise of warrants		672	-	1,406	-
Proceeds from exercise of options		690	-	1,014	346
Repayment of Sailfish Silver Loan		(387)	(781)	(1,286)	(1,599)
Repayment of interest on the Revised Wexford Loan		-	-	(317)	-
Payment to GR Silver on settlement of ARO		-	-	-	(500)
Payments on lease liability		(26)	(25)	(52)	(50)
Net cash provided by (used in) financing activities		$949	$(3,733)	$(592)	$(4,941)
Effect of foreign exchange on cash and cash equivalents		21	28	28	15
Change in cash and cash equivalents		18,194	2,192	14,073	5,217
Cash and cash equivalents, beginning of the period		10,400	1,498	14,521	1,498
Cash and cash equivalents, end of period		$28,594	$3,690	$28,594	$6,715
Other information
Taxes paid - cash		(944)	(872)	(6,016)	(1,430)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

1. NATURE OF OPERATIONS

Mako Mining Corp. ("Mako" or the "Company") was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the British Columbia Corporations Act.  The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol MKO.  The address of the Company's corporate office and principal place of business is Suite 700 - 838 West Hastings Street, Vancouver, BC, V6C 0A6, Canada.

On March 27, 2025, the Company acquired EG Acquisition LLC (individually, or collectively with its subsidiaries, as applicable, "EGA"), whereby Mako US Corp. acquired all of EGA's issued and outstanding common shares, resulting in the acquisition of the Moss mine, in Arizona, USA (the "Moss Transaction") (Note 6).

On July 3, 2024, the Company acquired Goldsource Mines Inc. (individually, or collectively with its subsidiaries, as applicable, "Goldsource"), whereby Mako acquired all of Goldsource's issued and outstanding common shares, resulting in the acquisition of the Eagle Mountain Property, in Guyana, South America.

Mako is a gold mining and exploration company. The Company's primary asset is the San Albino mine, an open pit mine located in Nicaragua, and the Moss mine, also an open pit operation. In addition to its mining operations, Mako continues to explore its other concessions in Nicaragua, Guyana and the USA.

2. BASIS OF PRESENTATION

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), as applicable to the preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). Accordingly, they do not include all the information and notes to the consolidated financial statements required by IFRS Accounting Standards for annual financial statements and should be read in conjunction with the Company's most recent audited consolidated financial statements for the year ended December 31, 2024.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 19, 2025.

(b) Basis of presentation

The accounting policies and methods used in the preparation of these condensed interim consolidated financial statements are the same as those applied in the Company's most recent audited consolidated financial statements for the year ended December 31, 2024, except for:

Inventories

Inventory includes work in progress inventory in the form of stockpiled ore, ore in-circuit and heap leach ore inventory, finished goods inventory, and supplies and spare parts.

• Stockpiled ore represents unprocessed ore that has been mined and is available for future processing. Stockpiled ore is measured by estimating the number of tonnes through physical surveys and contained ounces through grade reconciliation via the ore control process.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

• Ore in-circuit inventory represents material that is currently being processed to extract the contained gold into a saleable form, typically unrefined doré. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process.

• Heap leach ore inventory represents estimated gold and silver ounces contained in ore that has been placed on the heap leach pad for cyanide irrigation. When ore is placed on the heap leach pad, an estimate of recoverable ounces is made based on tonnage, grade and estimated recoveries of the ore that was placed on the heap leach pad. The estimated recoverable ounces on the heap leach pad are used to determine inventory cost. The estimated recoverable ounces carried on the heap leach pad are adjusted based on actual recoveries being experienced. Actual and estimated recoveries are measured to the extent possible, using various indicators including but not limited to, leach curve recoveries, column tests and current trends in the level of ounces carried on the pad.

• Finished metal inventory consists of gold in doré awaiting refinement, or bullion.

• Supplies and spare parts inventory consist of consumables used in operations, such as fuel, chemicals, reagents and spare parts.

Cost of work in progress inventory and finished goods includes all direct costs incurred in production including mining; crushing, leaching and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of mineral property, plant and equipment. Inventory costs are charged to production costs on the basis of the quantity of metal sold. Cost of supplies and spare parts inventory include acquisition, freight and other directly attributable costs.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value.

(c) Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances, revenues and expenses have been eliminated upon consolidation.

Subsidiaries are included in the condensed interim consolidated financial statements from the date control is obtained until the date of disposition or until control ceases.  Control exists when the Company has exposure or rights to variable returns from its involvement with an entity, and the ability to affect those returns through its power over the entity.

The condensed interim consolidated financial statements of the Company include the following subsidiaries:

Subsidiary	Referred to as	Place of incorporation	Ownership interest	Principal activity
Goldsource Mines Inc.	"Goldsource"	Canada	100%	Parent company to EMGC
Eagle Mountain Gold Corp.	"EMGC"	Canada	100%	Parent company to Stronghold
Stronghold Guyana Inc.	"Stronghold"	Guyana	100%	Holds mineral interest in Guyana, exploration activities; and has a 98% interest in a joint arrangement with Kilroy Mining Inc to operate the Eagle Mountain Gold Project.
Gold Belt, S.A.	"Gold Belt"	Nicaragua	100%	Holds mineral interest in Nicaragua, exploration activities.
Nicoz Resources, S.A.	"Nicoz"	Nicaragua	100%	Gold production. Holds mineral interest in Nicaragua, San Albino and Las Conchitas deposits and exploration activities.
Mako US Corp.	"Mako US"	United States	100%	Service company and parent company to EGA.
EG Acquisition LLC	"EGA"	United States	100%	Parent company to GVC.
Golden Vertex Corp.	"GVC"	United States	100%	Gold production. Holds mineral interest in the USA, the Moss Mine.

The functional currency of EGA and GVC is the United States dollar ("US dollar").

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

3. NEW ACCOUNTING POLICIES AND STANDARDS ADOPTED

There are no new accounting policies and standards adopted since December 31, 2024.

4. RECENT IFRS PRONOUNCEMENTS ISSUED BUT NOT YET EFFECTIVE

The recent IFRS pronouncements issued but not yet effective are consistent with those disclosed in Note 4 of the Company's consolidated financial statements for the year ended December 31, 2024.

5. ESTIMATION UNCERTAINTY AND JUDGMENTS IN APPLYING THE COMPANY'S ACOUNTING POLICIES

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Outlined below are the key areas which require management to make significant judgements, estimates and assumptions in determining carrying values.

Areas where estimation uncertainty have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include:

(a) Estimated mineral resources

Mineral resources are estimates of the amount of metal that can be extracted from the Company's properties, considering both economic and legal factors. The Company estimates the quantity and/or grade of its mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires judgments to interpret the complex geological data. Calculating mineral resources is based upon factors such as estimates of metallurgical recoveries along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral resources may affect the Company's financial position in a number of ways, including:

  asset carrying values may be affected due to changes in estimated future cash flows;
  depreciation charges in the Company's consolidated statement of comprehensive income (loss) may change when such charges are determined by the unit-of-production basis, or when the useful lives of assets change; and
  provision for reclamation liabilities balances may be affected as the estimated timing of reclamation activities is adjusted for changes in the estimated mine life as determined by the available mineral resources.
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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(b) Reclamation and remediation provisions

Reclamation and remediation provisions represent the present value of estimated future costs for the reclamation of the Company's mines and properties. These estimates include assumptions as to the cost of services, timing of the reclamation work to be performed, inflation rates, foreign exchange rates and interest rates. The reclamation and closure estimates are more uncertain the further into the future the activities are to be performed.

The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements as new information becomes available and will assess the impact of new regulations and laws as they are enacted. Any changes to assumptions will result in an adjustment to the provision which affects the Company's liabilities and either its mining interest, plant and equipment or statement of income.

(c) Stockpiled ore, ore in-circuit and heap leach ore net realizable value ("NRV")

Management applies significant judgment in developing the NRV of stockpiled ore, ore in-circuit and heap leach ore inventory, including assumptions related to estimated recoverable ounces of gold within stockpiled ore and ore in-circuit inventory, the estimated forecasted gold price per ounce, estimated costs of completion and selling expenses.

(d) Depreciation, depletion and amortization

The Company uses the units of production method to deplete mineral properties and the straight-line method to amortize plant and equipment. The calculation of the unit of production rate and the useful life and residual values of plant and equipment, and therefore the annual depletion and depreciation expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of changes in the Company's mine plans, changes in the estimation of mineral resources and changes in the estimated remaining life or residual value of plant and equipment.

Areas where accounting policy judgements have the most significant effect on the amounts recognized in the consolidated financial statements include:

(e) Exploration versus Development Expenditures

The classification of exploration versus development expenditures requires management to make significant judgements. Exploration expenditures are incurred during the search for mineral resources, while development expenditures relate to preparing identified resources for commercial production.

Judgement is required to determine the point at which exploration activities transition to development activities, which involves assessing factors such as the technical feasibility and commercial viability of extracting the resource. These judgements are made considering the specific circumstances of each project and are reviewed periodically to reflect any changes in economic or operational factors.

These determinations can materially impact the financial statements, as exploration expenditures are expensed as incurred, whereas development expenditures may be capitalized as part of the asset's cost.

(f) Business combinations and asset acquisitions

The assessment of whether an acquisition meets the definition of a business or whether it is a purchase of assets is a key area of judgment. If deemed to be a business combination, the acquisition method requires acquired assets and liabilities assumed to be recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Where an acquisition involves a purchase of assets the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair value and no goodwill arises on the transaction. During the six months ended June 30, 2025, the Company acquired the Moss mine, which was determined to be a purchase of assets (Note 6).

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(g) Deferred income taxes

The determination of income tax expense and deferred income tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred income taxes or the timing of tax payments.

(h) Impairment of non-current assets

Management applies significant judgment in its assessment and evaluation of asset or cash generating units at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company's mineral properties, buildings, plant and equipment, development asset and to exploration and evaluation assets.

External sources of information considered are changes in the Company's economic, legal and regulatory environment, which it does not control, but affect the recoverability of its mining assets. Internal sources of information the Company considers include the manner in which mining properties and the buildings, plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the fair value less costs of disposal of cash generating units for impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs, future metal prices and discount rates.

For exploration and evaluation assets, indicators of impairment may include (i) the period during which the Company has the right to explore in the specific area has expired during the period or will expire in the near future and is not expected to be renewed, (ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned, (iii) exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and sufficient data exists to indicate that the carrying value of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.  Management identified no impairment indicators as of June 30, 2025.

6. ACQUISTION OF EG ACQUISITION LLC

On March 27, 2025, the Company's subsidiary Mako US Corp. completed the acquisition of EGA, acquiring 100% of the issued and outstanding common shares from Wexford EG Acquisition LLC ("Wexford EGA") an entity owned by the Company's significant shareholder. EGA owns 100% of the common shares of GVC, which owns the Moss mine. On completion of the transaction, the Company acquired 100% of the Moss Mine.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine.

Wexford EGA acquired GVC from Elevation Gold Mining Corporation ("Elevation") under a Companies' Creditors Arrangement Act proceeding and related Chapter 15 proceeding in the United States (the "Bankruptcy Process") on December 31, 2024.

The purchase price for the Company's acquisition of EGA is composed of the following:

  $6,489,238 paid on closing of the transactions.
  Transaction costs of $355,664 relating to external legal and advisory fees.
  An additional $1,500,000 cash payment, contingent upon certain ongoing court disputes with respect to net smelter royalties at the Moss mine ("Contingent Consideration") (refer to Contingent Consideration - Royalty agreement settlements below).

The total purchase price of $7,844,899, including an estimate of the fair value of the Contingent Consideration, is composed as follows:

$
Cash paid on closing	6,489
Moss Transaction costs	356
Fair value of Contingent Consideration (Royalty Agreements settlement) (Note 6 b)	1,000
7,845

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

Relative fair value of net assets acquired and (liabilities) assumed	As at March 27, 2025 $

Cash	346
Prepaid expenses and deposits	401
Inventory	13,139
Restricted cash (Note 6 a)	3,259
Building and equipment	603
Mining interest	5,424
23,172
Less:
Accounts payable and accrued liabilities	(1,067)
Provision for reclamation and rehabilitation	(14,260)
7,845

The total purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed, including the mining interest and working capital. The provision for reclamation and rehabilitation was initially measured in accordance with IAS 37. The value of the building, equipment and the mining interest was determined based on a discounted cash flow model using a two-year life of mine.

(a) Restricted Cash

The Company maintains restricted cash balances related to collateral security for reclamation bonds. These reclamation bonds are required by regulatory authorities to ensure financial assurance for the Company's future reclamation obligations associated with its mining operations at the Moss mine.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

On June 20, 2025, restricted cash of $1,503,335 held for reclamation bond purposes was released to the Company.

As of June 30, 2025, the total restricted cash held for reclamation bond purposes amounts to $1,757,761, which is classified as non-current on the balance sheet based on the anticipated timing of the bond release conditions.

These funds are held in designated accounts and cannot be used for general corporate purposes unless released by the relevant issuer of the reclamation bond upon fulfillment of specific requirements. The Company continues to monitor and assess its reclamation obligations to ensure compliance with applicable environmental regulations and financial assurance requirements.

(b) Contingent Consideration - Royalty agreement settlements

The 1% net smelter return royalty at the Moss mine held by affiliates of Sandstorm Gold Ltd. and the 3% net smelter return royalty at the Moss mine held by Patriot Gold Corporation (collectively, the "Royalty Holders") are currently being disputed by Elevation as part of the Bankruptcy Process whereby the court is asked to declare the validity of the real property interests asserted by the Royalty Holders ("Royalty Agreements").

Should Elevation be successful in invalidating the Royalty Agreement or if an agreement is reached with the Royalty Holders to terminate Royalty Agreements by December 31, 2025, the Company will pay Elevation $1,500,000.

The purchase price includes an accrual for the settlement of the royalty disputes that arose in connection with the Bankruptcy Process, involving the 1% net smelter return royalty at the Moss mine held by affiliates of Sandstorm Gold Ltd. and the 3% net smelter return royalty at the Moss mine held by Patriot Gold Corporation, which are still before the United States Bankruptcy Court for the District of Arizona.

The fair value of the Contingent Consideration has been determined using the expected value approach in accordance with IFRS 13, Fair value measurements. The Contingent Consideration is recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the Contingent Consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the likelihood of success in vesting away the royalties, and timing of the court settlement. The fair value of the Contingent Consideration was estimated to be $1,000,000 at the acquisition date.

On June 30, 2025, the Company reassessed the likelihood of the cash flow for the Contingent Consideration and determined that it was remote following the subsequent acquisition of the secured indebtedness (the "Debt") owed by Elevation to Maverix Metals Inc. ("Maverix") on July 2, 2025.

Refer to Note 21 (a).  A gain of $1,000,000 on the elimination of Contingent Consideration was recognized in the statement of income and comprehensive income for the six months ended June 30, 2025.

11 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

7. RECEIVABLES, PREPAIDS AND OTHER ASSETS

As at	June 30, 2025	December 31, 2024
Trade receivable	$766	$321
Prepaid expenses	704	715
Supplier advances and deposits	1,005	637
Marketable security	295	-
Other	112	60
	2,882	1,733
Disclosed as non-current:
Prepaid expenses	29	35
Supplier advances and deposits	315	171
Deferred transaction costs	-	29
	344	235
	$3,226	$1,968

8. INVENTORIES

As at	June 30, 2025	December 31, 2024
Stockpiled ore	$8,562	$6,645
Ore in-circuit	1,502	1,501
Heap leach ore	8,017	-
Finished metal	986	232
Supplies and spare parts	4,421	2,709
	23,488	11,087
Disclosed as non-current:
Stockpiled ore	7,684	7,651

Heap leach ore	1,358	-
Supplies and spare parts	1,499	2,060
	10,541	9,711
	$34,029	$20,798

As at June 30, 2025, ore in-circuit, heap leach ore, finished metal and stockpiled ore was recorded at cost. As at December 31, 2024, ore in-circuit, finished metal and stockpiled ore was recorded at cost. During the six months ended June 30, 2025, no write downs were recorded (2024: $nil).

During the year ended December 31, 2024, management reclassified supplies and spare parts as non-current assets if they were intended for use beyond a 12-month period.

12 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

9. MINING INTEREST, PLANT AND EQUIPMENT

	Mineral properties	Building, Plant & Equipment	Exploration & Evaluation Assets	Development Asset	Total
Cost
As at December 31, 2023	$24,102	$43,642	$765	$-	$68,509
Additions	6,269	2,845	20	-	9,134
Acquisition Goldsource	-	402	37,655	-	38,057
Asset retirement obligation	684	40	18	-	742
Deferred stripping	5,887	-	-	-	5,887
Translation of foreign operation to presentation currency	-	-	(51)	-	(51)
As at December 31, 2024	$36,942	$46,929	$38,407	$-	$122,278
Additions	3,684	875	-	116	4,675
Acquisition Moss Mine	-	603	-	5,424	6,027
Sailfish Silver Option	(144)	-	-		(144)
Asset retirement obligation	431	9	(47)	67	460
Deferred stripping	533	-	-	-	533
As at June 30, 2025	$41,446	$48,416	$38,360	$5,607	$133,829
Accumulated depreciation
As at December 31, 2023	$18,830	$29,147	$-		$47,977
Depreciation	395	4,144	-		4,539
As at December 31, 2024	$19,225	$33,291	-	$-	$52,516
Depreciation	2,280	2,334	-		4,614
As at June 30, 2025	$21,505	$35,625	$-	$-	$57,130
Net book value as at December 31, 2023	$5,272	$14,495	$765	$-	$20,532
Net book value as at December 31, 2024	$17,717	$13,638	$38,407	$-	$69,762
Net book value as at June 30, 2025	$19,941	$12,791	$38,360	$5,607	$76,699

(a) Exploration projects in Nicaragua are Potrerillos at $645,000 and El Jicaro at $120,000.

(b) Exploration projects in Guyana are the Eagle Mountain Project at $37,685,000 acquired on acquisition of Goldsource.

On September 30, 2024, the Guyana Geology and Mines Commission granted a prospecting license on the Eagle Mountain Project to the Company's subsidiary, Stronghold, for a three-year term. As part of the prospecting license application, the Company is obliged to spend, by December 31, 2025, a minimum of $2,560,000 on the execution of the work program of the prospecting license.

13 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	June 30, 2025	December 31, 2024
Accounts payable and accrued liabilities	$9,386	$10,043
Lease liability (Note 10 (a))	100	97
Income taxes payable	5,807	4,346
Due to related parties (Note 14 (a)&(b))	138	312
Total current liabilities	$15,431	$14,798

Non-current liability
Lease liability (Note 10(a))	19	69
Accrued liabilities (Note 10 (b))	1,228	1,096
Total non-current liabilities	1,247	1,165
Total accounts payable and accrued liabilities	$16,678	$15,963

(a) Lease liability

As at	June 30, 2025	December 31, 2024
Opening balance	$166	$256
Lease payments made	(52)	(103)
Finance charges	5	13
Closing balance	119	166
Less: current portion	(100)	(97)
	$19	$69

The lease liability was discounted at a discount rate of 6%.

$
Total lease payments payable for the next twelve months	105
Total lease payments payable for the next 1-3 years	18

(b) Severance Obligation

Non-current accrued liabilities as at June 30, 2025, include severance obligation for employees at the Company's operations in Nicaragua of $981,307 (December 31, 2024: $878,260).  The severance is computed based on the years of service at the last salary of employment. Employees that work six years or more have a maximum benefit of five months' salary. The calculation is in line with labor regulations in Nicaragua.

14 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

11. TERM LOANS AND DERIVATIVE LIABILITIES

As at	Wexford Loan	Wexford Bridge Loan	Sailfish Silver Loan Derivative Liability	Total
	(Note 11 (a))		(Note 11 (b))
Balance, December 31, 2023	$6,287	$-	$4,381	$10,668
Liability assumed on acquisition of Goldsource	-	1,506		1,506
Extinguishment of the original financial liability and replacement with the Revised Wexford Loan	(2,087)	-	-	(2,087)
Remeasurement loss from change in timing of cash flows	483	-	-	483
Accretion and accrued interest	754	8	-	762
Repayments	(314)	(1,514)	-	(1,828)
Cost to deliver 162,000 oz of silver	-	-	(4,622)	(4,622)
Fair value adjustment	-	-	1,727	1,727
Balance, December 31, 2024	$5,123	$-	$1,486	$6,609
Accretion and accrued interest	450	-	-	450
Repayments	(317)	-	-	(317)
Cost to deliver 54,000 oz of silver	-	-	(1,747)	(1,747)
Fair value adjustment	-	-	261	261
Balance, June 30, 2025	$5,256	$-	$-	$5,256

Disclosed as follows as at June 30, 2025:
Current liabilities	$312	$-	$-	$312
Non-current liabilities	4,944	-	-	4,944
	$5,256	$-	$-	$5,256

(a) Wexford Loan and Revised Wexford Loan

On March 27, 2024, the Company entered into an eighth amending agreement for the Wexford Loan wherein the Company and the Wexford Catalyst Trading Limited, Wexford Spectrum Trading Limited, Debello Trading Limited and Wexford Focused Trading Limited (collectively, the "Lenders") agreed to further extend the maturity date from March 31, 2025 to March 31, 2029 and to transfer the existing facility comprised of accrued interest and cash bonus interest into a new term loan with a balance of $6,287,872. The new loan accrues interest at a rate of 10% per annum compounded semi-annually and matures on March 31, 2029. Due to the substantial modification of the terms of the agreement, management accounted for this transaction as an extinguishment of the original financial liability and replacement with a new financial liability (the "Revised Wexford Loan").

The Company used an effective interest rate of 18%, the estimated market interest rate for non-related parties based on comparable debt when valuing the Revised Wexford Loan upon initial recognition and assumed the accrued interest and principal would be paid at maturity. As a result, the Company recorded a capital contribution from a related party of $2,088,329 directly in contributed surplus during the year ended December 31, 2024, arising from the difference between the actual rate and the estimated market rate. The Revised Wexford Loan is measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

15 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

At December 31, 2024, the Company changed its estimated timing of cash flows with respect to the Revised Wexford Loan and expects to make interest payments on a semi-annual basis over the remaining term of the agreement. As a result, the Company recalculated the gross carrying amount of the liability and recognized a remeasurement loss of $482,736.

On January 2, 2025, an interest payment of $316,978 was made on the Revised Wexford Loan. Refer to Note 21 (b).

During the three and six months ended June 30, 2025, the Company recorded $228,997 and $450,450 ($2024: $215,708 and $313,533) of accretion and accrued interest on the Revised Wexford Loan all of which has been expensed, respectively.

(b) Sailfish Silver Loan Derivative Liability

(i) On May 24, 2023, the Company entered into an agreement with Sailfish, whereby Sailfish advanced $6,000,000 (received, May 25, 2023) for the delivery of a fixed number of ounces of silver (13,500), on the last day of the month or the gold equivalent, for a period of 24 months ("Silver Loan").  Interest on the Silver Loan is accrued at US Prime (8.25%) plus four percent per annum, calculated daily on undelivered ounces when due. Sailfish also has the option, exercisable after 12 months from entering the Silver Loan, to purchase all remaining future silver production from the Company's San Albino-Murra concession for an additional $1,000,000. Refer to note 11 (ii).

The Company determined that the stream obligation is a derivative liability, and as such, the stream obligation is recorded at FVTPL at each statement of financial position date.

On April 28, 2025, the Company delivered the final installment of 13,500 ounces of silver on the Sailfish Silver Loan.

During the three and six months ended June 30, 2025, the Company delivered one and four installments (2024: three and three) totaling 13,500 and 54,000 (2024: 40,500 and 81,000) ounces of silver, respectively.

During the three and six months ended June 30, 2025, a change in the fair value of the Silver Loan of $8,195 and $261,137 (2024: $925,196 and $1,300,036) was recorded in change in fair value of derivative liability in the statement of income and comprehensive income.

As of June 30, 2025, the Company has no outstanding instalments remaining.

(ii) Sailfish Silver Option

On April 28, 2025, Sailfish exercised its option to purchase all remaining future silver production from the Company's San Albino-Murra concession for $1,000,000 ("Sailfish Silver Option").  The Company accounted for the arrangement as a partial disposal of mineral interest as Sailfish is entitled to all future silver production and is exposed to the risks and rewards of ownership as a result, and whereas the Company has sold its right to the future economic benefits from the production of silver.

In accordance with IAS 16 Property, Plant, and Equipment, the portion of the mineral interest attributable to the additional refined silver was derecognized upon exercise of the Sailfish Silver Option based on the proportion of expected silver output relative to total production over the life of the mine in the amount $144,052. A gain of $855,958 was calculated at the time of derecognition as the Company has no obligation to produce and future extraction services were determined to be of nominal value.  The gain is deferred and will be recognised as the silver is delivered.

16 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

12. RECLAMATION AND REHABILITATION OBLIGATIONS ("ARO")

	San Albino Project	Eagle Mountain Project	Moss Mine	La Trinidad Mine	Total
Balance, December 31, 2023	$2,198	$-	$-	$866	$3,064
Liability acquired on acquisition of Goldsource	-	1,265	-	-	1,265
Cash outflows for reclamation and rehabilitation activities	(4)	-	-	-	(4)
Changes in estimate	725	(13)	-	-	712
Accretion expense	130	64	-	-	194
Liability extinguished	-	-	-	(866)	(866)
Translation of foreign operation to presentation currency	-	(2)	-	-	(2)
Balance, December 31, 2024	$3,049	$1,314	$-	$-	$4,363
Liability acquired on acquisition of Moss Mine	-	-	14,260	-	14,260
Changes in estimate	440	(47)	67	-	460
Accretion expense	75	32	140	-	247
Balance, June 30, 2025	$3,564	$1,299	$14,467	$-	$19,330

(a) The Company has recognized closure and reclamation liabilities relating to the San Albino Project, the Eagle Mountain Project and to the Moss Mine and has determined that no significant closure and reclamation liabilities exist in connection with the activities on its other properties. The Company has calculated the present value of the closure and reclamation provision as at June 30, 2025, using the undiscounted estimate of cash outflows associated with reclamation activities as $22,030,111 (December 31, 2024: $4,984,343), with $3,949,921 (December 31, 2024: $3,533,274) associated to the San Albino Project, with $1,951,069 (December 31, 2024: $1,451,069) associated to the Eagle Mountain Project and with $16,129,121 associated to the Moss Mine. The provision was determined using discount rates ranging between 3.72% - 5.00% (December 31, 2024: 4.25% - 5.00%) and an inflation rate ranging between 2.35% and 2.52% (December 31, 2024: ranging between 2.46% and 2.50%).

(b) Extinguishment of La Trinidad Mine ARO

On February 15, 2024, the Company entered into an agreement with GR Silver Mines Ltd. ("GR Silver") to settle all liabilities and responsibilities, including but not limited to the reclamation and rehabilitation obligations, of the Company, related to the sale of the Company's Mexican operations to GR Silver in March 2021 ("Settlement and Release Agreement").

Pursuant to the terms of the Settlement and Release Agreement, the Company made a cash payment of $500,000 to GR Silver and issued 296,710 common shares of the Company for a total payment of $960,000. A loss of $94,077 on the disposition of the liability was recognized in the statement of income and comprehensive income for the three months ended March 31, 2024.

13. SHARE CAPITAL

(a) Authorized - Unlimited number of common shares, without par value.

17 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(b) Issued

(i) During the six months ended June 30, 2025, 474,366 common shares of the Company were issued on the exercise of 474,366 share options with a weighted average exercise price of C$2.98 per option for gross proceeds of $1,014,025. The fair value of $569,943 was transferred from contributed surplus to share capital. The weighted average share price at the date of exercise was C$4.54.

(ii) During the six months ended June 30, 2025, 793,807 common shares of the Company were issued on the exercise of 793,807 warrants with a weighted average exercise price of C$2.50 per option for gross proceeds of $1,405,991. The fair value of $682,301 was transferred from contributed surplus to share capital. The weighted average share price at the date of exercise was C$4.26.

(iii) On May 12, 2025, 3,651 common shares of the Company were issued on the vesting of 3,651 restricted share units and the fair value of $5,544 was transferred from contributed surplus to share capital.

(i) On November 19, 2024, the Company commenced a normal course issuer bid ("NCIB-2025") whereby the Company intends to purchase up to an aggregate of 3,956,485 common shares of the Company, representing 5% of the common shares issued and outstanding as of that date. Purchases under the NCIB-2025 will end no later than November 18, 2025.

During the six months ended June 30, 2025, the Company purchased 534,800 common shares of the Company, under the NCIB-2025 for $1,357,043 and allocated $608,449 to deficit.  These common shares were cancelled.

(c) Share options

	For the six months ended June 30, 2025		For the year ended December 31, 2024
	Number of options	WAEP	Number of options	WAEP
Opening balance	1,805,050	C$2.83	3,736,504	C$2.62
Granted	740,000	C$4.47	200,000	3.31
Mako replacement options on acquisition of Goldsource	-	-	1,181,950	2.49
Exercised	(474,366)	C$2.98	(1,767,853)	1.95
Forfeited	(10,000)	C$4.47	(45,000)	2.13
Expired	-	-	(1,500,551)	3.18
Ending balance	2,060,684	C$3.25	1,805,050	C$2.83
Options exercisable	1,151,516	C$2.81	1,429,217	C$2.88
Weighted average remaining contractual life (in years)	1.57		2.77

      WAEP = Weighted average exercise price

On April 18, 2025, the Company granted 740,000 stock options to officers, employees and consultants of the Company exercisable to acquire one common share of the Company at an exercise price of C$4.47 per share for a term of five years, expiring on April 18, 2030. The options vest as to 25% on the first anniversary of the date of grant, and as to 25% on each of the second third and fourth anniversary of the date of grant. The fair value of these options was calculated as $1,258,557 (C$1,744,960) using the Black-Scholes model with the following inputs: share price on grant date C$4.55, five years to maturity, risk free interest rate of 2.78% and a volatility of 58.24%.  The expected volatility reflects management's best estimate of future share price fluctuations, based on historical share price data and expected forfeitures at the time of grant.

18 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

During the three and six months ended June 30, 2025, the Company recorded share-based payments expense of $177,938 and $233,829, all of which is included in general and administrative expenses, respectively.

Also refer to Note 21 (c).

(d) Restricted share units ("RSU")

On April 18, 2025, the Company granted 502,785 RSUs to officers of the Company. Each RSUs will vest one-third on December 15, 2026, one-third on December 15, 2027 and one-third on December 15, 2028. Once vested, each RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration.

The fair value of the RSUs at the grant date was C$4.55 per unit, resulting in a total grant-date fair value of $1,649,978. The fair value was determined based on the market price of the Company's common shares on the date of issuance. The RSUs are expected to be settled through the issuance of common shares.

On May 12, 2025, 3,651 RSUs vested.

During the three and six months ended June 30, 2025, total share‐based compensation relating to RSUs was $199,996 and $260,350 (2024: $163,440 and $334,746), of which all is included in general and administrative expenses, respectively.

As at June 30, 2025, there were 1,086,119 (December 31, 2024 - 586,985) RSUs outstanding.

(e) Deferred share units ("DSU")

On April 18, 2025, the Company granted 145,000 DSUs to directors of the Company. Each DSU will vest on the director's termination of service and is exercisable into one common share entitling the holder to receive the common share for no additional consideration or receive the cash equivalent or a combination thereof, at the Board's discretion.

The fair value of the DSUs at the grant date was C$4.55 per unit, resulting in a total grant-date fair value of $475,846. The fair value was determined based on the market price of the Company's common shares on the date of issuance.  The DSUs are expected to be settled through the issuance of common shares.

For the three months and six months ended June 30, 2025, total share‐based compensation relating to DSUs was $52,077 and $83,325 (2024: $38.688 and $77,377), of which all is included in general and administrative expenses, respectively.

At June 30, 2025, there were 460,640 (December 31, 2024: 315,640) DSUs outstanding. Refer to Note 21 (c).

19 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(f) Warrants

	For the six months ended June 30, 2025		For the year ended December 31, 2024
	Number of warrants	WAEP	Number of warrants	WAEP
Opening balance	837,807	C$2.50	-	C$-
Mako replacement warrants on acquisition of Goldsource	-	-	841,503	2.50
Exercised	(793,807)	2.50	(3,696)	2.50
Expired	(44,000)	2.50	-	-
Ending balance	-	-	837,807	C$2.50
Weighted average remaining contractual life (in years)	-		0.38

      WAEP = Weighted average exercise price

During the three and six months ended June 30, 2025, 372,900 and 793,807 warrants were exercised with an exercise price of C$2.50 per warrant for gross proceeds of $673,198 (C$932,250) and $ 1,405,992 (C$1,984,518), respectively.

The weighted average share price at the date of exercise was C$4.26.

At June 30, 2025, there were nil (December 31, 2024: 837,807) warrants outstanding.

14. RELATED PARTY TRANSACTIONS

(a) Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprise the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Director fees	$69	$57	$173	$114
Salaries, consulting and management fees	625	1,100	834	1,311
Share-based compensation	215	188	300	383
Total	$909	$1,345	$1,307	$1,808

As at	June 30, 2025	December 31, 2024
Amount included in accounts payable and accrued liabilities	$46	$303

20 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(b) Tes‐Oro Mining Group, LLC ("Tes-Oro")

Tes-Oro is a private company controlled by the Company's Chief Operating Officer. Tes-Oro is a full-service engineering, procurement and construction management firm working with the Company. During the three and six months ended June 30, 2025, the Company expensed fees relating to consulting services of $90,044 and $91,543 (2024:  $1,002 and $1,503), and $18,846 and $48,681 (2024:  $12,529 and $18,794) in general office expenses, respectively. Amounts payable to Tes-Oro as at June 30, 2025, were $92,433 (December 31, 2024: $9,397).

(c) Sailfish Royalty Corp. ("Sailfish")

Sailfish is a publicly traded company related by common shareholders, and a director. In addition to the Sailfish Silver Loan Derivative Liability and the Sailfish Silver Option (Note 11 (b)), during the three and six months ended June 30, 2025, the Company's subsidiary Nicoz had the following transactions with Sailfish:

Gold stream sales

i. Nicoz received advances of $nil (2024: $239,922 and $391,485) for the purchase of gold ounces.

ii. Nicoz sold 9 and 26 (2024: 365 and 456) ounces of gold to Sailfish for $6,587 and $19,402 (2024: $214,234 and $263,265) of which $6,587 and $19,402 (2024: $214,234 and $263,265) is recorded as production services revenue and $3,038 and $14,410 (2024:

$259,621 and $250,037) is included in the loss on gold stream derivative asset disclosed in the consolidated statement of income and comprehensive income, respectively.

As at June 30, 2025, a balance of $6,587 was receivable from Sailfish and is included in receivables (December 31, 2024: $69,698).

Royalty fee

Sailfish is entitled to a two percent net smelter royalty of the production of all gold and silver ounces, excluding the area of interest, as defined in the amended gold stream agreement entered into in November 2018.

During the three and six months ended June 30, 2025, a royalty fee of $626,603 and $1,162,526 (2024: $168,132 and $329,963) was payable to Sailfish and is included in production costs in the consolidated statement of income and comprehensive income.

During the three and six months ended June 30, 2025, Nicoz offset $12,815 and $82,513 (2024: $nil) in royalty fees payable to Sailfish against the gold stream sales owed by Sailfish, respectively.

As at June 30, 2025, a balance of $626,603 (December 31, 2024: $432,870) was payable to Sailfish and is included in accounts payable and accrued liabilities.

(d) Wexford LP ("Wexford")

Wexford is the Company's significant shareholder. On March 27, 2025, the Company acquired the Moss mine from Wexford EGA, an entity owned by Wexford.  Refer to Note 6.

15. SEGMENTED INFORMATION

Reportable segments are consistent with the geographic regions in which the Company's projects are located. In determining the Company's segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company's mining operations share similar economic, operational and regulatory characteristics. The Company considers its San Albino Project in Nicaragua, its Moss Mine in the United States and its Eagle Mountain Project in Guyana as its reportable segments. The corporate headquarters include operations in Canada and the United States and is presented for reconciliation purposes.

21 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

For the three and six months ended June 30, 2025, the Company's principal product was gold and silver sold to refineries at spot market prices by the Company's subsidiaries.

For the three and six months ended June 30, 2024, the Company's principal product was gold sold to refineries at spot market prices by the Company's subsidiaries.

The Company's segments are summarized as follows:

	Guyana $	Nicaragua $	USA $	Total Operating Segments $	Corporate Headquarters $	Total $
For the three months ended June 30, 2025:
Revenue	-	33,734	4,981	38,715	-	38,715
Production costs	-	(13,867)	(3,448)	(17,315)	-	(17,315)
Depreciation, depletion and amortization	-	(2,386)	(27)	(2,413)	-	(2,413)
Cost of sales	-	(16,253)	(3,475)	(19,728)	-	(19,728)
Exploration and evaluation expense	(1,135)	(1,026)	(48)	(2,209)	-	(2,209)

For the three months ended June 30, 2024:
Revenue	-	28,278	-	28,278	-	28,278
Production costs	-	(9,763)	-	(9,763)	-	(9,763)
Depreciation, depletion and amortization	-	(1,952)	-	(1,952)	-	(1,952)
Cost of sales	-	(11,715)	-	(11,715)	-	(11,715)
Exploration and evaluation expenses	-	(179)	-	(179)	-	(179)

For the six months ended June 30, 2025:
Revenue	-	62,335	8,168	70,503	-	70,503
Production costs	-	(24,111)	(6,608)	(30,719)	-	(30,719)
Depreciation, depletion and amortization	-	(3,987)	(27)	(4,014)	-	(4,014)
Cost of sales	-	(28,098)	(6,635)	(34,733)	-	(34,733)
Exploration and evaluation expenses	(2,172)	(1,519)	(48)	(3,739)	-	(3,739)

For the six months ended June 30, 2024:
Revenue	-	47,487	-	47,487	-	47,487
Production costs	-	(17,712)	-	(17,712)	-	(17,712)
Depreciation, depletion and amortization	-	(4,150)	-	(4,150)	-	(4,150)
Cost of sales	-	(21,862)	-	(21,862)	-	(21,862)
Exploration and evaluation expenses	-	(875)	-	(875)	-	(875)

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

	Guyana $	Nicaragua $	USA $	Total Operating Segments $	Corporate Headquarters $	Total $

As at June 30, 2025:
Exploration projects	37,595	765	5,607	43,967	0	43,967
Land and building	262	6,787	155	7,204	5	7,209
Equipment	170	2,503	632	3,305	12	3,317
Right-of-use asset	-	-	-	-	103	103
Mineral property and plant	-	22,103	-	22,103	-	22,103
Total non-current assets	38,027	32,158	6,394	76,579	120	76,699

As at December 31, 2024:
Exploration projects	37,641	766	-	38,407	-	38,407
Land and building	271	6,804	-	7,075	6	7,081
Equipment	200	2,780	-	2,980	17	2,997
Right-of-use asset	-	-	-	-	147	147
Mineral property and plant	-	21,130	-	21,130	-	21,130
Total non-current assets	38,112	31,480	-	69,592	170	69,762

16. SUPPLEMENTARY CASH FLOW INFORMATION

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Changes in non-cash working capital:
Change in receivables	$2,589	$(970)	$(713)	$(3,650)
Change in inventories	1,231	(6,013)	(726)	(7,311)
Change in prepaid expenses, and other	(104)	(566)	(120)	(423)
Change in accounts payable and accrued liabilities	2,317	3,152	1,620	3,640
Change in due to related parties	(91)	368	(249)	431
	$5,942	$(4,029)	$(188)	$(7,313)

The significant non-cash financing and investing transactions:
Repayment of Sailfish Silver Loan (non-cash)	$(60)	$(401)	$(461)	$(537)
Change in current liabilities relating to mining interest expenditures	(1,058)	232	(1,247)	1,540

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

17. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Accounting and legal	$333	$200	$446	$455
Consulting fees	5	15	20	25
Directors' fees	69	57	172	114
Depreciation	35	36	71	64
General office expenses	77	46	167	94
Insurance	123	112	243	225
Investor relations and communications	24	19	72	81
Salaries and benefits	1,415	2,037	2,300	2,910
Stock-based compensation	431	330	578	576
Telephone and IT services	49	40	107	76
Transfer agent fees and regulatory fees	22	76	54	107
Travel	20	55	74	89
	$2,603	$3,023	$4,304	$4,816

18. ACCRETION AND INTEREST EXPENSE

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Accretion on asset retirement obligation (Note 12)	$191	$35	$247	$64
Accretion on Wexford Loan (Note 11 (a))	72	38	138	38
Interest expense - Wexford Loan (Note 11 (a))	157	177	312	275
Interest expense - other	1	4	6	8
	$421	$254	$703	$385

19. INCOME TAX AND DEFERRED INCOME TAX

Current income tax expense for the three and six months ended June 30, 2025, was $4,448,938 and $7,498,473 (2024: $3,130,085 and $3,689,826), respectively. Deferred tax expense for the three and six months ended June 30, 2025, was $2,531,000 and $2,531,000 (2024: $nil and $nil), respectively. The Company calculates income tax expense for interim periods using the estimated annual effective tax rate applied to year-to-date pre-tax income. Deferred tax assets are only recognized to the extent that they are expected to be applied to future taxable profits. Deferred tax liabilities are recognized for all taxable temporary differences.  As at June 30, 2025, the deferred income tax liability was $5,755,000 (December 31, 2024: $3,224,000). The deferred income tax liability primarily relates to timing differences associated with capitalized development expenditures, as well as the gold inventory held by the Company's Nicaraguan subsidiary. There have been no significant changes in tax legislation or rates during the reporting period.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

20. FINANCIAL INSTRUMENTS AND LIQUIDITY RISK

Financial Instruments measured at fair value are classified into one of three levels using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash and cash equivalents, receivables, accounts payable and the Term Loans and derivative liabilities. The carrying values of cash and cash equivalents, receivable and accounts payable approximate fair value because of the short-term nature of these instruments or capacity of prompt liquidation. The Revised Wexford Loan is carried at amortized cost.

The Company's derivative asset and liability is measured using level 3 inputs.

During the three and six months ended June 30, 2025, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk with respect to its cash and cash equivalents and receivables. The Company's maximum exposure to credit risk is the amount disclosed in the consolidated statements of financial position.

Credit risk associated with cash and cash equivalents is minimized by placing the majority of these instruments with major financial institutions with strong investment-grade ratings as determined by a primary ratings agency.

Credit risk associated with trade receivables is managed by dealing with reputable international metals trading companies. The Company assesses and monitors risk by performing an aging analysis of its trade receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will be unable to meet its obligations associated with its financial liabilities as they fall due. The Company manages liquidity risk by preparing an annual budget for approval by the Board of Directors and preparing cash flow and liquidity forecasts on a regular basis. The Company's objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through debt financing.

Based on the Company's forecasted cash flows and the current working capital, the Company estimates that it will have sufficient liquidity to meet its obligations and operating requirements for at least the next twelve months.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

The following are the contractual maturities of financial liabilities:

At June 30, 2025	Carrying Amount	Contractual Cash Flows	Within 1 year	1 to 2 years	2 to 3 years	3 to 6 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	16,678	16,678	15,431	267	-	980
Term loans and derivative	5,256	5,256	312	-	-	4,944
Total	21,934	21,934	15,743	267	-	5,924

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market factors. Market risk comprises three types of risk: price risk, interest rate risk and currency risk.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risk on cash is considered insignificant due to the low interest rates in the current economic environment and short-term nature of its holdings and as such the Company does not take any actions to manage interest rate risk. The interest rate on the Term Loan is fixed at 10% per annum.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign currency exchange rates.

The Company's currency risk primarily arises from financial instruments denominated in US dollars that are held by Mako and Goldsource, as their functional currency is the Canadian dollar and that are held by Stronghold, as their functional currency is the Guyanese dollar. Conversely for the Company's subsidiaries whose functional currency is the US dollar, currency risk primarily arises from financial instruments denominated in Nicaraguan córdoba that are held at the subsidiary company level. As at June 30, 2025, a 5% change in the exchange rate between the Canadian dollar and the U.S. dollar would result in a net impact of approximately $57,000 and a 5% change in the exchange rate between the Guyanese dollar and the U.S. dollar would result in a net impact of approximately $15,000. Effective January 1, 2024, the exchange rate between the Nicaraguan córdoba and the U.S. dollar has been fixed by the Central Bank of Nicaragua. The Company does not consider the currency risk to be material to the future operations of the Company and, as such, does not have a hedging program or any other programs to manage currency risk.

21. EVENTS AFTER THE REPORTING PERIOD

(a) On July 2, 2025, the Company acquired the Debt owed by Elevation to Maverix, a subsidiary of Triple Flag Precious Metals Corp. This acquisition was completed through an assignment and assumption agreement, under which the Company replaced Maverix as the principal secured creditor in Elevation's proceedings under the Companies' Creditors Arrangement Act ("CCAA") before the Supreme Court of British Columbia.

The Debt includes obligations under multiple instruments: promissory notes, a loan agreement, a streaming agreement, and related guarantees, deeds, and security agreements. All associated rights and obligations have now been transferred to and assumed by the Company.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

As a result, the Company is now the primary secured creditor in Elevation's CCAA proceedings. The Court-appointed Monitor will oversee any distributions to the Company in respect of the Debt. These distributions are expected to be significantly less than the total value of the Debt, which the Company acquired for cash consideration of $1,800,000.

Additionally, if the Company prevails in its litigation with the two remaining Royalty Holders regarding the Royalty Agreements, the contingent liability related to the royalty status determination will no longer be payable to Elevation's creditors. Instead, the funds will revert back to the Company.

(b) Wexford Loan

On July 2, 2025, an interest payment of $311,810 was made on the Wexford Loan.

(c) Equity transactions

i. 26,600 common shares were issued on the exercise of 26,600 stock options with a weighted average exercise price of C$4.26 per common share for gross proceeds of $82,710 (C$113,220).

ii. 245,650 stock options with a weighted average exercise price of C$4.02 per common share expired unexercised.

iii. 90,600 common shares were issued on the vesting of 90,600 DSUs following the resignation of a director.

iv. The Company also granted 6,500 RSUs to a director of the Company. RSUs will vest on July 4, 2026. Once vested, each RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration.

The fair value of the RSUs at the grant date was C$5.10 per unit, resulting in a total grant-date fair value of $22,405. The fair value was determined based on the market price of the Company's common shares on the date of issuance

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